EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agrees to file jointly Amendment No. 9 to Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation.

Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate.

Date: October 5, 2021

Jack W. Schuler

By:	/s/ Jack W. Schuler

Jack W. Schuler Living Trust

By:	/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee